Exhibit 3.3

Geschäftsordnung / Rules of Procedure

of the Supervisory Board of Evotec OAI AG

According to Section 10 (6) of the By-Laws/Articles of Association (Satzung), the Supervisory Board agrees upon the following Geschäftsordnung/Rules of Procedure.

§ 1 Tasks and Responsibilities, General Principle

(1) The key task of the Supervisory Board is to appoint the members of the Vorstand/Management Board and to advise regularly and supervise the Management Board in the management of Evotec OAI AG.

(2) The Supervisory Board acts in accordance with (i) Corporate Law including, but not limited to Sections 95 to 116 of the German Stock Corporation Act, (ii) the Satzung (By-Laws/Articles of Association), (iii) the ‘German Corporate Governance Code’ as published in February 2002 as well as the ‘Declaration on Corporate Governance’ of Nemax 50 Companies as published in November 2002, and (iv) this Geschäftsordnung/Rules of Procedure. In case of doubt, Corporate Law and the Satzung shall prevail over the Geschäftsordnung/Rules of Procedure.

(3) The Board shall specify the Management Board´s information and reporting duties in adequate detail.

(4) When appointing a member of the Management Board, the Supervisory Board ensures that the individual age of a Management Board member shall not exceed 65 years.

(5) When making proposals to the shareholders’ meeting for election or re-election of a member of the Supervisory Board, the Supervisory Board shall ensure that the individual age of a candidate shall not exceed 72 years at the time of the proposal.

§ 2 Chairperson, Deputy Chairperson

(1) The Supervisory Board elects a Chairperson and a Deputy Chairperson from among its members. The election is chaired by the eldest member of the Supervisory Board.

(2) The Chairperson and the Deputy Chairperson are elected for their respective terms of office. The Deputy Chairperson may only exercise the rights and duties of the Chairperson if the Chairperson is prevented from doing so. In case the Chairperson or the Deputy Chairperson retire from the Supervisory Board, the Supervisory Board shall elect a new Chairperson or Deputy Chairperson without undue delay.

§ 3 Meetings and Resolutions

(1) The Supervisory Board should meet once in every calendar quarter; it must meet at least twice in the first and in the last six months of a calendar year respectively. Additional meetings may be held via telephone or video conference.

(2) The Chairperson calls the meetings of the Supervisory Board with two weeks’ notice; he decides on time and venue of the meeting. Supervisory Board members shall strive to be ready for short term meetings if required. The invitation shall be accompanied by the agenda of the meeting. The Chairperson may delegate these tasks to the Management Board.

(3) Resolutions of the Supervisory Board shall be made in meetings as a general rule. The Chairperson can decide that resolutions can be made via telephone, video conference, telefax, e-mail or other means of telecommunication. When required the Chairperson is entitled to waive the two weeks’ notice period stated in § 3 (2) above.

(4) The Supervisory Board shall have a quorum if at least three of its members participate in the passing of a resolution. Resolutions shall be made with simple majority of the votes cast. In the event of a tied vote, the Chairperson’s vote shall decide.

§ 4 Formation of Committees

(1) The Supervisory Board may appoint one or more committees from among its members and may, within the limitation of the law, delegate to such committees specific tasks for independent fulfilment. The Supervisory Board may decide on specific Rules of Procedure for its committees. For each committee the Supervisory Board shall appoint a Chairperson. These Chairpersons report regularly to the Supervisory Board on the work of the committees.

(2) The Supervisory Board sets up an Audit Committee which, in particular, handles issues of accounting and risk management, the necessary independence required of the auditor, the issuing of the audit mandate to the auditor, the determination of auditing focal points and the fee arrangement. The Chairperson of the Supervisory Board should not be the chairperson of the Audit Committee; neither should the Chairperson of the Audit Committee be a former member of the Vorstand. A former member of Evotec OAI AG’s auditing firm shall be excluded from being a member of the Audit Committee for a period of seven years.

§ 5 Minutes of Meetings and Resolutions

Minutes of the Meetings and of the Resolutions of the Supervisory Board and of its committees must be kept and must be signed by the respective Chairperson.

§ 6 Confidentiality and Insider Policy

(1) Each individual member of the Supervisory Board shall not disclose any confidential information and any secret of the company which he receives through his membership in the Supervisory Board to any third party. This obligation shall remain in force after the end of the term of office of a member of the Supervisory Board.

(2) In the event that a member of the Supervisory Board intends to give any information received through his membership in the Supervisory Board, he has to inform the Chairperson beforehand.

(3) The company shall establish an insider policy with regard to trading with the company´s securities, and review it regularly. All members of the Supervisory Board must adhere to such policy.

§ 7 Conflicts of Interest

(1) Each member of the Supervisory Board shall inform the Supervisory Board of any conflict of interest which may result from consultancy, advisory, directorship or other function with customers , suppliers, lenders or other business partners of Evotec OAI AG and its affiliates.

(2) Material conflicts of interest and those which are not merely temporary in respect of a member of the Supervisory Board shall result in a termination of the mandate of the respective member.

§ 8 Agreements between Members of the Supervisory Board and the Company

(1) Advisory and other service agreements for work between a member of the Supervisory Board and Evotec OAI AG or its affiliates require the Supervisory Board’s approval.

(2) Payments made or advantages extended by Evotec OAI AG and its affiliates for services described in § 8 (1) shall be listed separately in the Notes to the Consolidated Financial Statements of Evotec OAI AG.

§ 9 Examination of Efficiency and Compliance

(1)	The Supervisory Board shall examine the efficiency of its activities on a regular basis.

(2) The Supervisory Board shall, in co-operation with the Management Board, ensure compliance with the ‘Declaration on Corporate Governance’ and shall report each year in the annual report on the compliance with this Declaration.

§ 10 Liability

The members of the Supervisory Board are obliged to adhere to its responsibilities as outlined in § 1. The resulting liabilities shall be insured through a Director´s and Officer´s Liability Insurance. In such case, a suitable deductible for Vorstand and Supervisory Board members shall be decided by the Supervisory Board.

APPROVED BY THE SUPERVISORY BOARD

Abingdon, 25 November 2002